FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549



     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                     for the period ended December 31, 2002

                          Vannessa Ventures Ltd.
                      Suite 1710, 1040 West Georgia Street
                  Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


                       Form 20-F  X   Form 40-F
                                 ----           ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.   Yes          No   X
            -----       -----
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                                 EXHIBIT INDEX
                                  --------------

                       EXHIBIT                                  PAGE NO.
----------------------------------------------------          --------
1.  Material change report - English                             3
2.  Qualifying issuer certificate (Form 45 - 102 F2)             4

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CBS\323901\PP 02 12\0421
BC FORM 53-901F AND ASC FORM 27
SECURITIES ACT

ITEM 1. REPORTING ISSUER
VANNESSA VENTURES LTD. (the "Issuer")
1710 - 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1

ITEM 2. DATE OF MATERIAL CHANGE
        December 6, 2002

ITEM 3. PRESS RELEASE
Issued December 6, 2002 and distributed through the facilities of Stockwatch, Canada Newswire and Market News.

ITEM 4. SUMMARY OF MATERIAL CHANGE
The Issuer has concluded negotiations for a non-brokered private placement of 2,000,000 Units of the Issuer at the price of $0.50 per Unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
The Issuer has concluded negotiations for a non-brokered private placement of 2,000,000 Units of the Issuer at the price of $0.50 per Unit. Each Unit consists of one share and one warrant, each whole warrant is exercisable for one additional share of the Issuer for a 2 year term at a price of $0.55 per share during the first year and $0.55 per share during the second year. Proceeds from the private placement will be used for development expenditures relating to the Company's projects in Costa Rica and Venezuela and for working capital. This private placement is subject to acceptance by the securities regulatory authorities. The only Subscriber to the private placement is Coril Holdings Ltd., the control person of the Company. The independent directors of the Company have approved the subscription. The shareholding of the Subscriber will increase from 19,257,776 shares to 21,257,776 shares as a result of the private placement, thereby increasing its percentage interest in the Company from 36.7% to 39%. The private placement may close before twenty-one (21) days following the filing of this Material Change Report if management determines it is necessary or desirable for sound business reasons..- 2 -CBS\ 323901\PP 02 12\0421.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH
COLUMBIA) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)
Not Applicable.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICER
Contact: Manfred Peschke, President
Telephone: (604) 689-8927

ITEM 9. STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.

Manfred Peschke
--------------------------
Manfred Peschke, President

DATED at Vancouver, British Columbia, this 6th day of December,
2002.

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CBS\323901\PP 02 12\0425
FORM 45-102F2
Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities 1. Vannessa Ventures Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 17, 2002 of 2,000,000 Units of Vannessa Ventures Ltd., Vannessa Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 17th day of December, 2002.

VANNESSA VENTURES LTD.
By: Manfred Peschke
--------------------------
Manfred Peschke, President


                                   INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              VANNESSA VENTURES LTD.




By:   Manfred Peschke
      -----------------
      Manfred Peschke
      President & C.E.O.

      Date: December 31, 2002


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